Form 51-102F3

Material Change Report

1. Name and Address of Company

37 Capital Inc. (formerly High 5 Ventures Inc.)

Suite 300, 570 Granville Street

Vancouver, British Columbia V6C 3P1

(the “Company” or “37 Capital”)

2. Date of Material Change

July 7, 2014

3. News Release

A News Release was issued on July 7, 2014 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Changes

The Company announced that a Notice of Alteration was filed on July 4, 2014 with the British Columbia Registrar of Companies effectively changing the name of the Company from High 5 Ventures Inc. (“High 5”) to “37 Capital Inc.” (“37 Capital”) as of July 7, 2014.

Furthermore, as of July 7, 2014 the Company’s issued and outstanding shares have been consolidated on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share, as a result of which, there are 1,067,724 common shares of the Company that are issued and outstanding after adjustments due to fractional rounding.

5. Full Description of Material Change

Please see the attached New Release dated July 7, 2014 attached as Schedule “A”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 15th day of July, 2014.

“Schedule A”

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTCQB

Name Change and Consolidation

Vancouver, BC. July 7, 2014. 37 Capital Inc. (formerly High 5 Ventures Inc.) [the “Company”]. The Company reports that further to the Company’s News Releases dated June 17 and 20, 2014, the Company has filed a Notice of Alteration on July 4, 2014 with the British Columbia Registrar of Companies effectively changing the name of the Company from High 5 Ventures Inc. (“High 5”) to “37 Capital Inc.” (“37 Capital”) as of July 7, 2014.

Furthermore, as of July 7, 2014 the Company’s issued and outstanding shares have been consolidated on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share, as a result of which, there are 1,067,724 common shares of the Company that are issued and outstanding after adjustments due to fractional rounding.

In Canada the common shares of the Company trade under the symbol “JJJ” on the CSE, and in the USA the Company’s common shares shall initially trade under the temporary symbol “HHHED” until August 4, 2014, after which date the Company’s common shares will trade under the symbol “HHHEF” on the OTCQB tier of the OTC markets.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.37capitalinc.com.

On Behalf of the Board of,

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

37 Capital Inc.

(formerly High 5 Ventures Inc.)

Suite 300, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com